


07020968

ATS Andlauer Income Fund

190 Attwell Drive
Suite 600
Etobicoke, ON
M9W 6H8

Tel: 416.798.1379
Fax: 416.798.9230

atsincomefund.ca


SEC MAIL PROCESSING
RECEIVED
FEB - 1 2007
WASH, D.C.
160
SECTION

SUPPL

February 2, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Dear Sirs/Mesdames:

RE: ATS ANDLAUER INCOME FUND SUBMISSION PURSUANT TO RULE 12g3-2(b) File No. 82-34967

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of ATS Andlauer Income Fund's (the "Fund"):

1. News release dated December 8, 2006
2. News release dated December 23, 2006
3. News release dated January 15, 2007
4. Report of exempt issuer bid (QC- s. 189.1.2 Req)

As required pursuant to Rule 12g3-2(b), the Fund's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by sending an email to the undersigned at maggiesmith@ats.ca.

Regards,

M Smith

Maggie Smith, CA
Information & Governance Officer
ATS Andlauer Transportation Services GP Inc.
Administrator for ATS Andlauer Income Fund

PROCESSED

FEB 1 2 2007

THOMSON FINANCIAL

dlw 2/12

Enclosures (4)
DS/mm

cc: Brian Mascarenhas
ATS Andlauer Transportation Services GP Inc.
Jeff T. Oke
Burnet, Duckworth & Palmer LLP

File Number
82-34967

NEWS RELEASE **December 8, 2006**

ATS ANDLAUER INCOME FUND AGAIN DECLARES YEAR END SPECIAL DISTRIBUTION

Toronto, Ontario –ATS Andlauer Income Fund (the "**Fund**") (TSX: ATS.UN) announced that its Board of Trustees has approved, in addition to its regular monthly distribution of $0.0974 per trust unit, an estimated one time special cash distribution of $0.21 per trust unit, to be paid on March 15, 2007 to unitholders of record at the close of business on December 29, 2006.

The exact value of the special cash distribution will be based upon the aggregate taxable income of the Fund for the fiscal year ended December 31, 2006, which is not yet complete.

This special distribution is being made because available distributable cash estimated to be generated through the fourth quarter, historically the strongest operational quarter of the business, is expected to exceed regular distributions to be paid at the annualized rate of $0.0974 per month, and is consistent with the Fund's strategy to distribute approximately 80.0% of its distributable cash to its unitholders. The Fund is obligated under its declaration of trust to distribute all taxable income earned within a calendar year.

For those unitholders holding units outside a tax deferred plan, the Fund estimates that 98% of the distributions made in 2006 will be treated as taxable income for Canadian income tax purposes and the balance as return of capital. The proportion of these figures may change when the actual results for the fiscal year are calculated.

The Fund is an open-ended trust that holds, indirectly, securities of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

The Fund's units trade on the Toronto Stock Exchange under the symbol ATS.UN.

Additional information relating to the Fund, including all public filings, is available on www.sedar.com.

For further information, please contact:

Michael Andlauer
President & Chief Executive Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

Brian Mascarenhas
VP Finance, & Chief Financial Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200



SEC MAIL
PROCESSING
RECEIVED
WASH, D.C.

File Number 82-34967

Contact:

Michael Andlauer
President and Chief Executive Officer

Brian Mascarenhas
Vice President Finance and Chief Financial Officer

ATS Andlauer Transportation Services GP Inc.
Phone: (416) 798-1379 ext. 200
Fax: (416) 798-9230

Suite 600, 190 Attwell Drive
Etobicoke, Ontario, M9W 6H8
www.atsincomefund.ca



ATS ANDLAUER INCOME FUND


SEC MAIL PROCESSING
RECEIVED
2007
SECTION

PRESS RELEASE

ATS Andlauer Income Fund Announces First Quarter Distributions For 2007

Toronto, Ontario –ATS Andlauer Income Fund (the "Fund") (TSX: ATS.UN) announced today that it has declared unitholder distributions of $0.0974 per trust unit for each of the months of January, February and March 2007 as follows:

Record Date	Distribution Date	Ex-Distribution Date	Distribution per Unit
January 31, 2007	February 15, 2007	January 29, 2007	$0.0974
February 28, 2007	March 15, 2007	February 26, 2007	$0.0974
March 30, 2007	April 16, 2007	March 28, 2007	$0.0974

On an annualized basis, this raises the Fund's distributions from $0.975 per trust unit originally contemplated in its prospectus dated September 22, 2005, to $1.1688 per trust unit. For those unitholders holding units outside a tax deferred plan, the Fund estimates that 98% of the distributions made in 2006 will be treated as taxable income for Canadian income tax purposes and the balance as return of capital. The proportion of these figures may change when the actual results for the fiscal year are calculated.

The Fund is an open-ended trust that holds, indirectly, securities of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

The Fund's units trade on the Toronto Stock Exchange under the symbol ATS.UN.

Additional information relating to the Fund, including all public filings, is available on www.sedar.com.

FORWARD LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Fund. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Fund's services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

File Number
82-34967

FOR IMMEDIATE RELEASE **SYMBOL: "ATS.UN"**

ATS ANDLAUER INCOME FUND ANNOUNCES NORMAL COURSE ISSUER BID FOR ITS TRUST UNITS

Etobicoke, Ontario January 15, 2007 – ATS Andlauer Income Fund ("**ATS Andlauer**") announced today that the Toronto Stock Exchange ("**TSX**") has accepted ATS Andlauer's Notice of Intention to make a Normal Course Issuer Bid (the "**Bid**") to purchase for cancellation, from time to time, as ATS Andlauer considers advisable, up to a maximum of 871,436 of ATS Andlauer's issued and outstanding trust units ("**Trust Units**"). Purchases of Trust Units will be made on the open market through the TSX. There are currently 9,324,200 Trust Units outstanding. The maximum number of Trust Units to be purchased pursuant to the Bid represents approximately 10% of the "public float" of the Trust Units outstanding on the date hereof, calculated in accordance with the rules of the TSX (being approximately 8,714,362 Trust Units). The price which ATS Andlauer will pay for any Trust Units purchased by it will be the prevailing market price of the Trust Units on the TSX at the time of such purchase. The actual number of Trust Units that may be purchased for cancellation and the timing of any such purchases will be determined by ATS Andlauer.

The Bid will commence on January 17, 2007 and will terminate on January 16, 2008 or such earlier time as the Bid is completed or terminated at the option of ATS Andlauer. Management of ATS Andlauer believes that, from time to time, the market price of the Trust Units may not fully reflect the underlying value of the Trust Units and that at such times the purchase of Trust Units would be in the best interests of ATS Andlauer. Such purchases will increase the proportionate interest of, and may be advantageous to, all remaining unitholders. In addition, the purchases by ATS Andlauer may increase liquidity to ATS Andlauer's unitholders wishing to sell their Trust Units.

ATS Andlauer has not made any purchases of Trust Units during the previous 12 months.

ATS Andlauer is an open-ended trust that holds, indirectly, securities of ATS Andlauer Transportation Services Limited Partnership ("**ATS Andlauer LP**"). ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

ATS Andlauer's Trust Units trade on the TSX under the symbol ATS.UN.

Additional information relating to ATS Andlauer, including all public filings, is available on www.sedar.com.

For further information, please contact:

Michael Andlauer
President & Chief Executive Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

Brian Mascarenhas
VP Finance & Chief Financial Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

File Number
82-34967

REPORT UNDER SECTIONS 189.1.2 AND 189.1.3. OF THE REGULATIONS UNDER THE *SECURITIES ACT* (QUEBEC)

1. Name and address of the offeree company:

   ATS Andlauer Income Fund
   Suite 600, 190 Attwell Drive
   Etobicoke, ON M9W 6H8

2. Name and address of offeror:

   Same as above.

3. Designation of securities that are subject to the bid:

   Trust units.

4. Date of the bid (being the date of the notice of intention for an issuer bid):

   January 12, 2007.

5. The maximum number of securities of the class subject to the bid which is sought by the offeror:

   871,436 trust units.

6. The value, in Canadian dollars, of the consideration offered per security (being the closing price on the day preceding the filing of the report):

   $11.45.

7. The fee payable in respect of the bid, as calculated under section 271.4(1):

   Fee = 0.02% of 25% of $11.45 x 871,436 trust units (subject to a $1,000 minimum)
   Fee = 0.02% of 25% of $9,977,942.20 (subject to a $1,000 minimum)
   Fee = 0.02% of $2,494,485.55 (subject to a $1,000 minimum)
   Fee = $498.90 (subject to a $1,000 minimum)
   Fee = $1,000

   DATED as of the 15th day of January, 2007.

ATS ANDLAUER INCOME FUND,
by its administrator,
ATS Andlauer Transportation Services GP Inc.

Per: *"Brian Mascarenhas"*
Brian Mascarenhas
Vice-President, Finance and Chief Financial Officer

G:\062047\0003\Normal Course Issuer Bid - Nov 2006\Quebec Report (189.1.3) 01.doc

END